Exhibit 99.1

Cybin to Participate in the 11th Annual LifeSci Partners Corporate Access Event and H.C. Wainwright Bioconnect Conference

TORONTO, CANADA – December 21, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in two upcoming virtual investor conferences as follows:

11th Annual LifeSci Partners Annual Corporate Access Event, January 5-7, 2022

Mr. Drysdale will participate in a panel discussion titled “Psychedelics: More Than Just a Trip” on Wednesday, January 5, 2022 at 10:00 a.m. ET. Please click here to register and access the webcast.

H.C. Wainwright Bioconnect Conference, January 10-13, 2022

Mr. Drysdale will participate in a fireside chat at the H.C. Wainwright Bioconnect Conference being held virtually on Monday, January 10, 2022.

The fireside chat will be available on-demand beginning on January 10, 2022 at 7:00 a.m. ET. To listen to the event, please click here to register and access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com